
05009631

Ref: PGC/ltop/adr010705

GUS

1 July 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA



Dear Sir

SUPPL

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 17 June to 30 June together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

SCHEDULE OF DOCUMENTS ISSUED
8 JUNE 2005 to 16 JUNE 2005

COMPANIES HOUSE FILINGS		
27 June 2005	-	Forms 88(2) re allotment of shares



WASH, D.C.
192
SECTION

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
20 June 2005	-	Director shareholding
20 June 2005	-	Office of Fair Trade Merger Update
28 June 2005	-	Office of Fair Trade Merger Update
30 June 2005	-	Director shareholding

1 JULY 2005


SEC MAIL
WASH, D.C.
192
SECTION

82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

27 June 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ



Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From			To		
Day	*Month*	*Year*	*Day*	*Month*	*Year*
09	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	359		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MRS DIANE BARNARD, DECEASED. Address 29 ST JULIAN ROAD CAISTER-ON-SEA GREAT YARMOUTH NORFOLK UK Postcode NR30 5BZ	Class of shares allotted ORDINARY	Number allotted 359
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________________ **Date** 27 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	18,945	3,854	7,571
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	30,370
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode	TOTAL	30,370

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 16 JUNE 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 146575

Company name in full: GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	53,814	8,281	11,104
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.530	£6.127	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 73,199
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 73,199

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 16 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available,

PG Cooper, GUS plc, The Works

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which s' es were allotted
(It shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	48231		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	653.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

It ..ie allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 48,231
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 48,231

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 27 June 2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

1 OF 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3261	11283	4900
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.757	£6.127	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:-142CN / Desig:-ESOS Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 25500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 25500

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed ______________________ **Date** 27 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6056		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.755		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed  **Date** 27 June 2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

Exemption number 82-5017

RNS announcements

REG-GUS PLC Director Shareholding Released: 20/06/2005

RNS Number:7609N
GUS PLC
20 June 2005

On 17 June 2005, Abacus Corporate Trustee Limited purchased 550,000 Ordinary shares of 25p each in the Company as trustee of the GUS plc ESOP Trust at a price of 882.5353 pence per share. Directors of the Company are potential beneficiaries of this ESOP and accordingly this share purchase is deemed to increase their interests in the Ordinary share capital of the Company.



PROCESSING
WASH. D.C.
192
SECTION

Exemption number 82-5017

RNS announcements

REG-Office of Fair Trade Merger Update Released: 20/06/2005

RNS Number:7823N
Office of Fair Trading

Merger Clearance:

The OFT has decided, on the information currently available to it, not to refer the following merger to the Competition Commission under the provisions of the Enterprise Act 2002:

Anticipated acquisition by GUS plc of part of the Index business of Littlewoods Limited

The text of this decision will be placed on the Office of Fair Trading's web site at www.oft.gov.uk and will also appear in the Office's Weekly Gazette as soon as is reasonably practicable.

Exemption number 82-5017
RNS announcements

REG-Office of Fair Trade Merger Update Released: 28/06/2005

RNS Number:1658O
Office of Fair Trading

The OFT has published the text of its decision on the anticipated acquisition by GUS plc of part of the Index business of Littlewoods Limited, which was cleared. This decision can be found on the Office of Fair Trading's website at www.oft.gov.uk with links from the Office's Weekly Gazette.



82-5017

GUS

Ref: PGC/Ann300605MVB

30 June 2005

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	365788
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

Sir Victor Blank, Chairman of GUS, has today purchased 50 ordinary shares in the Company at 883.47p as gift for a third party individual. There has been no change in Sir Victor's beneficial or non beneficial interests in the share capital of GUS.


RECEIVED
PROCESSING
2005
WASH, D.C.